UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             INTERCOM SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0005 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458530102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          David Alan Miller, Esq.
                          Graubard Miller
                          600 Third Avenue
                          New York, New York 10016-2097
                          Telephone: (212) 818-8800
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages
                             Exhibit Index on Page 7

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 2 of 9 Pages
--------------------------                          ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     Donehew Fund Limited Partnership
                     83-0316971
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                      (b)  [   ]


--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     N/A
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Georgia
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                             1,700,000 Shares (See Item 5)
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     -0-
EACH                       ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
WITH                                         1,700,000 Shares (See Item 5)
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,700,000 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [   ]


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     PN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 3 of 9 Pages
--------------------------                          ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                     Donehew Capital, LLC

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                      (b)  [   ]


--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     N/A
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Georgia
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                             1,700,000 Shares (See Item 5)
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     -0-
EACH                       ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
WITH                                         1,700,000 Shares (See Item 5)
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,700,000 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [   ]


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     OO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                          ----------------------------

CUSIP No. 458530102                                 Page 4 of 9 Pages
--------------------------                          ----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


                     Robert H. Donehew

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [   ]
                                                                      (b)  [   ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

                     OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [   ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------- ----------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                             2,270,000 Shares (See Item 5)
NUMBER OF                  ------ ----------------------------------------------
SHARES                     8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                     -0-
EACH                       ------ ----------------------------------------------
REPORTING                  9      SOLE DISPOSITIVE POWER
PERSON
WITH                                         2,270,000 Shares (See Item 5)
                           ------ ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,270,000 Shares
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [   ]


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     IN
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") restates in its entirety the Schedule 13D filed by Donehew Fund Limited Partnership ("Donehew Fund"), Donehew Capital, LLC ("Donehew Capital") and Robert H. Donehew ("Donehew") (individually, each a "Reporting Person" and collectively, the "Reporting Persons") with respect to ownership of the common stock of Intercom Systems, Inc.

     The percentages of beneficial ownership reflected in this Amendment No. 1 are based upon 14,008,229 shares of Common Stock outstanding on June 13, 2003, which number has been obtained directly from the Issuer.

Item 1.   Security and Issuer
          -------------------

     The class of equity securities to which this statement relates is the common stock, $0.0005 par value ("Common Stock"), of Intercom Systems, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 111 Village Parkway, Building #2, Marietta, Georgia 30067.

Item 2.   Identity and Background
          -----------------------

     Donehew Fund, Donehew Capital and Donehew each have a business address of c/o Donehew Capital LLC, 111 Village Parkway, Building #2, Marietta, Georgia 30067.

     Donehew Fund is a limited partnership organized and existing under the laws of the State of Wyoming. Donehew Capital is a limited liability company organized under the laws of the Sate of Wyoming, and is the general partner of Donehew Fund. Donehew is an individual who is a citizen of the United States and is the Chief Executive Officer of Donehew Capital. Donehew also serves on the Board of Directors of the Issuer and is acting Acting Chairman of the Board, Acting President, Vice President and Treasurer of the Issuer.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.   Source and Amounts of Funds or Other Consideration
          --------------------------------------------------

     On June 27, 2000, in a private transaction, Donehew Fund purchased 200,000 shares of the Issuer's Common Stock for $4,000, or $0.02 per share. Donehew Fund used its working capital to acquire these shares of Common Stock.

     On March 15, 2001, the Issuer granted Donehew an option ("Initial Director Option") to purchase 70,000 shares of Common Stock at an exercise price of $.02 per share. The Initial Director Option became fully exercisable upon grant and expires on March 14, 2006. No funds were used by Donehew to acquire beneficial ownership of these shares.

     On June 3, 2003, the Issuer completed a private placement of 6,000,000 shares of its Common Stock ("Private Placement"). In the Private Placement, Donehew Fund purchased 1,500,000 shares of the Issuer's Common Stock for

                               Page 5 of 9 Pages

$15,000.00, or $0.01 per share. Donehew Fund used its working capital to acquire these shares of Common Stock.

     On June 13, 2003, the Issuer granted Donehew an option ("Director Option") to purchase 100,000 shares of Common Stock at an exercise price of $.01 per share. The Director Option became fully exercisable upon grant and expires on June 12, 2008. Also on June 13, 2003, the Issuer granted Donehew an option ("Officer Option") to purchase 400,000 shares of Common Stock at an exercise price of $.01 per share in consideration for Donehew's services as an officer to the Issuer. The Officer Option became fully exercisable upon grant and expires on June 12, 2008. No funds were used by Donehew to acquire beneficial ownership of these shares.

Item 4.   Purpose of Transactions
          -----------------------

     Each of the Reporting Persons has acquired the securities specified in Item 5 of this Schedule 13D for investment purposes.

     (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. Donehew holds the following immediately exercisable options: (i) the Initial Director Option to purchase 70,000 of the Issuer's Common Stock, at an exercise price of $0.02 per share until March 14, 2006, granted in connection with his directorship; (ii) the Director Option to purchase 100,000 of the Issuer's Common Stock, at an exercise price of $0.01 per share until June 12, 2008; and (iii) the Officer Option to purchase 400,000 of the Issuer's Common Stock, at an exercise price of $0.01 per share until June 12, 2008.

     (b) As a director and officer of the Issuer, Deonehew is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's Board of Directors. Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons has any agreements to acquire any additional Common Stock at this time. None of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     Donehew Fund owns 1,700,000 shares of Common Stock directly. Donehew Fund has sole voting and dispositive power over such shares. Donehew Fund is deemed to beneficially own 1,700,000 shares of Common Stock, representing 12.1% of the outstanding shares of Common Stock of the Issuer.

                               Page 6 of 9 Pages

     Donehew Capital does not own directly any shares of Common Stock of the Issuer. As the general partner of Donehew Fund, Donehew Capital has sole voting and dispositive power over the 1,700,000 shares owned by Donehew Fund. Donehew Capital is deemed to beneficially own 1,700,000 shares of Common Stock, representing 12.1% of the outstanding shares of Common Stock.

     Donehew does not directly own any shares of Common Stock of the Issuer but holds immediately exercisable options to purchase 570,000 shares of the Issuer's Common Stock. As the chief executive officer of Donehew Capital, Donehew has the power to control the voting of the 1,700,000 shares owned by Donehew Fund directly. Donehew is deemed to beneficially own 2,270,000 shares of Common Stock, representing 15.6% of the outstanding shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
          ---------------------------------------------------------------------

     On June 27, 2000, TII Industries, Inc. and TII International, Inc. ("Sellers") entered into a stock purchase agreement ("Stock Purchase Agreement") with 28 purchasers, including Donehew Fund ("Purchasers"), pursuant to which the Sellers agreed to sell to the Purchasers an aggregate of 5,484,999 Shares of Common Stock at a price of $0.02 per share. The shares represented approximately 68% of the Issuer's outstanding Common Stock. In connection with the purchase and sale of the shares, the Issuer's existing board of directors resigned effective upon the closing and appointed four new directors designated by the Purchasers.

     On March 15,  2001,  Donehew  and the Issuer  entered  into a Stock  Option
Agreement to reflect the Initial Director Option grant described in Item 3 above.

     As described above in Item 3, on June 3, 2003, the Issuer completed the Private Placement of 6,000,000 shares of its Common Stock. In the Private Placement, Donehew Fund purchased 1,500,000 shares of the Issuer's Common Stock.

     On June 13, 2003, Donehew and the Issuer entered into Stock Option Agreements to reflect the Director Option and Officer Option grants described in
Item 3 above.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit 1: Joint Filing Agreement, dated as of June 5, 2003, by and among each of the Reporting Persons (incorporated by reference from Exhibit 1 of the Schedule 13D previously filed by the Reporting Persons on June 5, 2003).

          Exhibit 2: Form of Stock Option Agreement, dated as of March 15, 2001, between the Issuer and Donehew (incorporated by reference from Exhibit 10.1 of the Issuer's Annual Report on Form 10-KSB for the fiscal year ended June 29,
                        2001).

          Exhibit 3: Stock Option Agreement, dated as of June 13, 2003, between the Issuer and Donehew.

                               Page 7 of 9 Pages

          Exhibit 4: Stock Option Agreement, dated as of June 13, 2003, between the Issuer and Donehew.
























                               Page 8 of 9 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 13, 2003

                                            DONEHEW FUND LIMITED PARTNERSHIP
                                            Donehew Capital LLC, General Partner

                                            By:      /s/ Robert H. Donehew
                                                     ---------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer


                                            DONEHEW CAPITAL, LLC

                                            By:      /s/ Robert H. Donehew
                                                     ---------------------------
                                            Name:    Robert H. Donehew
                                            Title:   Chief Executive Officer


                                            /s/ Robert H. Donehew
                                            ------------------------------------
                                            ROBERT H. DONEHEW


                               Page 9 of 9 Pages

                                                                       Exhibit 3

                             STOCK OPTION AGREEMENT


     AGREEMENT, made as of June 13, 2003, by and between INTERCOM SYSTEMS, INC., a Delaware corporation (the "Company"), and Robert H. Donehew (the "Employee" or "Holder").

     WHEREAS, by written consent dated June 13, 2003 (the "Grant Date"), the Board of Directors of the Company authorized the grant to Employee of an option (the "Option") to purchase an aggregate of 400,000 shares of the authorized but unissued common stock of the Company, $.0005 par value (the "Common Stock"), conditioned upon Employee's acceptance thereof upon the terms and conditions set forth in this Agreement; and

     WHEREAS, Employee desires to acquire the Option on the terms and conditions set forth in this Agreement;

     IT IS AGREED:

     1. Grant of Stock Option. The Company hereby grants Employee the Option to purchase all or any part of an aggregate of 400,000 shares of Common Stock (the "Option Shares") on the terms and conditions set forth herein.

     2. Non-Incentive Stock Option. The Option represented hereby is not intended to be an Option that qualifies as an "Incentive Stock Option" under
Section 422 of the Internal Revenue Code of 1986, as amended.

     3. Exercise Price. The exercise price of the Option shall be $.01 per share, subject to adjustment as hereinafter provided.

     4. Exercisability. This Option shall become exercisable on June 13, 2003, subject to the terms and conditions of this Agreement, and shall remain exercisable until the close of business on June 12, 2008 (the "Exercise Period").

     5. Termination Due to Death. Upon the death of the Employee, the portion of the Option, if any, that was exercisable as of the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Employee under the will of the Employee, for a period of one year from the date of such death or until the expiration of the Exercise Period, whichever period is shorter. The portion of the Option, if any, that was not exercisable as of the date of death shall immediately terminate upon death.

     6. Withholding Tax. Not later than the date as of which an amount first becomes includible in the gross income of the Employee for Federal income tax purposes with respect to the Option, the Employee shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. The obligations of the Company pursuant to this Agreement shall be conditional upon such payment or arrangements with the Company and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Employee from the Company.

     7. Adjustments.

          (a) In the event of a stock split, stock dividend, combination of shares, or any other similar change in the Common Stock of the Company as a whole, the Board of Directors of the Company shall make equitable, proportionate adjustments in the number and kind of shares covered by the Option and in the option price hereunder.

          (b) In the event of any reclassification or reorganization of the outstanding shares of Common Stock other than a change covered by subsection (a) hereof or that solely affects the par value of such shares of Common Stock, or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), the Holder shall have the right thereafter (until the expiration of the right of exercise of this Option) to receive upon the exercise hereof after such event, for the same aggregate Exercise Price payable hereunder immediately prior to such reclassification, reorganization, merger or consolidation, the amount and kind of consideration receivable by a holder of the number of shares of Common Stock of the Company obtainable upon exercise of this Option immediately prior to such event. The provisions of this subsection (b) shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

     8. Method of Exercise.

          8.1 Notice to the Company. The Option shall be exercised in whole or in part by written notice in substantially the form attached hereto as Exhibit A directed to the Company at its principal place of business accompanied by full payment as hereinafter provided of the exercise price for the number of Option Shares specified in the notice.

          8.2 Delivery of Option Shares. The Company shall deliver a certificate for the Option Shares to the Employee as soon as practicable after payment therefor.

          8.3 Payment of Purchase Price.


               8.3.1 Cash Payment. The Employee shall make cash payments by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company. The Company shall not be required to deliver certificates for Option Shares until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof.

               8.3.2 Cashless Payment. The Company, in its sole discretion, may allow the Employee to use Common Stock of the Company owned by him or her to pay the purchase price for the Option Shares by delivery of stock certificates in negotiable form that are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. Shares of Common Stock used for this purpose shall be valued at the Fair Market Value of the Company's Common Stock on the last trading day preceding the date of exercise. "Fair Market Value", unless otherwise required by any applicable provision of the Internal Revenue Code of 1986, as amended, and any successor thereto and the regulations thereunder, means, as of any given date: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on such date, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price for the Common Stock on such date, as reported by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Board of Directors shall determine, in good faith.

               8.3.3 Payment of Withholding Tax. Any required withholding tax may be paid in cash or with Common Stock in accordance with Sections 8.3.1. and 8.3.2.

               8.3.4 Exchange Act Compliance. Notwithstanding the foregoing, the Company shall have the right to reject payment in the form of Common Stock if in the opinion of counsel for the Company, (i) it could result in an event of "recapture" under Section 16(b) of the Securities Exchange Act of 1934; (ii) such shares of Common Stock may not be sold or transferred to the Company; or
(iii) such transfer could create legal difficulties for the Company.

     9. Nonassignability. The Option shall not be assignable or transferable except by will or by the laws of descent and distribution in the event of the death of the Employee. No transfer of the Option by the Employee by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and such other evidence as the Company may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Option.

     10. Company Representations. The Company hereby represents and warrants to the Employee that:

          (i) the Company, by appropriate and all required action, is duly authorized to enter into this Agreement and consummate all of the transactions contemplated hereunder; and

          (ii) the Option Shares, when issued and delivered by the Company to the Employee in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

     11. Employee Representations. The Employee hereby represents and warrants to the Company that:

          (i) he or she is acquiring the Option and shall acquire the Option Shares for his or her own account and not with a view towards the distribution thereof;

          (ii) he or she has received a copy of all reports and documents required to be filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act within the last 24 months and all reports issued by the Company to its stockholders;

          (iii) he or she understands that he or she must bear the economic risk of the investment in the Option Shares, which cannot be sold by him or her unless they are registered under the Securities Act of 1933 (the "Securities Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

          (iv) in his or her position with the Company, he or she has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

          (v) he or she is aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

          (vi) The certificates evidencing the Option Shares shall bear the following legend:

               "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

     12. Restriction on Transfer of Option Shares.

          (a) Anything in this Agreement to the contrary notwithstanding, the Employee hereby agrees that he or she shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him or her without registration under the Securities Act, or in the event that they are not so registered, unless (i) an exemption from the Securities Act registration requirements is available thereunder, and (ii) the Employee has furnished the Company with notice of such proposed transfer and the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

          (b) Anything in this Agreement to the contrary notwithstanding, the Employee hereby agrees that he or she shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him except in accordance with the Company's policy, if any, regarding the regarding the sale and disposition of securities owned by employees and/or directors of the Company.

     13. Miscellaneous.

          13.1 Notices. All notices, requests, deliveries, payments, demands and other communications that are required or permitted to be given under this Agreement shall be in writing and shall be either delivered personally or sent by registered or certified mail, or by private courier, return receipt requested, postage prepaid to the Company at its principal executive office and to the Employee at his address set forth below, or to such other address as either party shall have specified by notice in writing to the other. Notice shall be deemed duly given hereunder when delivered or mailed as provided herein.

          13.2 Stockholder Rights. The Employee shall not have any of the rights of a stockholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option.

          13.3 Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

          13.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by writing executed by the Employee and the Company.

          13.5 Binding Effect; Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto and, to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives, any rights, remedies, obligations or liabilities.

          13.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to choice of law provisions); provided, however, that all matters relating to or involving corporate law shall be governed by the Delaware General Corporation Law.

          13.7 Headings. The headings contained herein are for the sole purpose of convenience of reference and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

          IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

INTERCOM SYSTEMS, INC.                  Address: Intercom Systems, Inc.
                                                 111 Village Parkway
                                                 Building #2
                                                 Marietta, Georgia 30067

By: /s/ Robert H. Donehew
   --------------------------------
   Name:  Robert H. Donehew
   Title: Vice President and Treasurer


DIRECTOR:                               Address: c/o Donehew Capital LLC
                                                 111 Village Parckway
                                                 Building #2
/s/ Robert H. Donehew                            Marietta, Georgia 30067
------------------------------------
Robert H. Donehew

                                                                       Exhibit A

                      FORM OF NOTICE OF EXERCISE OF OPTION


----------------------------
          DATE


Intercom Systems, Inc.
111 Village Parkway
Building #2
Marietta, Georgia 30067
Attention: Board of Directors

               Re:  Purchase of Option Shares

Gentlemen:

     In accordance with my Stock Option Agreement dated as of June 13, 2003 ("Agreement") with Intercom Systems, Inc. (the "Company"), I hereby irrevocably elect to exercise the right to purchase _____ shares of the Company's common stock, par value $.0005 per share ("Common Stock"), which are being purchased for investment and not for resale.

     As payment for my shares, enclosed is (check and complete applicable box[es]):

               [    ] a [personal check]  [certified check] [bank check] payable to the order of the Company in the sum of $________;


               [    ] confirmation   of   wire   transfer   in   the  amount  of
                      $_____________; and/or

               [    ] With the consent of the Company,  a  certificate  for ____
                      shares of the Company's Common Stock, free and clear of anyencumbrances, duly endorsed, having a Fair Market Value (as such term is defined in my Stock Option Agreement) of $_________.

     I hereby represent, warrant to, and agree with, the Company that:

          (i) I am acquiring the Option Shares for my own account, for investment, and not with a view towards the distribution thereof;

          (ii) I have received a copy of all reports and documents required to be filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934 within the last 24 months and all reports issued by the Company to its stockholders;

          (iii) I understand that I must bear the economic risk of the investment in the Option Shares, which cannot be sold by me unless they are registered under the Securities Act of 1933 (the "Securities Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the Securities Act;

          (iv) I agree that I will not sell, transfer by any means or otherwise dispose of the Option Shares acquired by me hereby except in accordance with Company's policy, if any, regarding the sale and disposition of securities owned by employees and/or directors of the Company;

          (v) in my position with the Company, I have had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

          (vi) I am aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the Securities Act or an exemption therefrom as provided herein; and

          (vii) the certificates evidencing the Option Shares shall bear the following legend:

               "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

Kindly forward to me my certificate at your earliest convenience.

Very truly yours,


------------------------------         ------------------------------
(Signature) (Address)

------------------------------         ------------------------------
(Print Name)

                                       ------------------------------
                                       (Social Security Number)

                                                                       EXHIBIT 4

                             STOCK OPTION AGREEMENT


     AGREEMENT, made as of June 13, 2003, by and between INTERCOM SYSTEMS, INC., a Delaware corporation (the "Company"), and Robert H. Donehew (the "Director" or "Holder").

     WHEREAS, by written consent dated June 13, 2003 (the "Grant Date"), the Board of Directors of the Company authorized the grant to the Director of an option (the "Option") to purchase an aggregate of 100,000 shares of the authorized but unissued common stock of the Company, $.0005 par value (the "Common Stock"), conditioned upon the Director's acceptance thereof upon the terms and conditions set forth in this Agreement; and

     WHEREAS, the Director desires to acquire the Option on the terms and conditions set forth in this Agreement;

     IT IS AGREED:

     1. Grant of Stock Option. The Company hereby grants the Director the Option to purchase all or any part of an aggregate of 100,000 shares of Common Stock (the "Option Shares") on the terms and conditions set forth herein.

     2. Non-Incentive Stock Option. The Option represented hereby is not intended to be an Option that qualifies as an "Incentive Stock Option" under
Section 422 of the Internal Revenue Code of 1986, as amended.

     3. Exercise Price. The exercise price of the Option shall be $.01 per share, subject to adjustment as hereinafter provided.

     4. Exercisability. This Option shall become exercisable on June 13, 2003, subject to the terms and conditions of this Agreement, and shall remain exercisable until the close of business on June 12, 2008 (the "Exercise Period").

     5. Termination Due to Death. Upon the death of the Director, the portion of the Option, if any, that was exercisable as of the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Director under the will of the Director, for a period of one year from the date of such death or until the expiration of the Exercise Period, whichever period is shorter. The portion of the Option, if any, that was not exercisable as of the date of death shall immediately terminate upon death.

     6. Withholding Tax. Not later than the date as of which an amount first becomes includible in the gross income of the Director for Federal income tax purposes with respect to the Option, the Director shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. The obligations of the Company pursuant to this Agreement shall be conditional upon such payment or arrangements with the Company and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Director from the Company.

     7. Adjustments.

          (a) In the event of a stock split, stock dividend, combination of shares, or any other similar change in the Common Stock of the Company as a whole, the Board of Directors of the Company shall make equitable, proportionate adjustments in the number and kind of shares covered by the Option and in the option price hereunder.

          (b) In the event of any reclassification or reorganization of the outstanding shares of Common Stock other than a change covered by subsection (a) hereof or that solely affects the par value of such shares of Common Stock, or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), the Holder shall have the right thereafter (until the expiration of the right of exercise of this Option) to receive upon the exercise hereof after such event, for the same aggregate Exercise Price payable hereunder immediately prior to such reclassification, reorganization, merger or consolidation, the amount and kind of consideration receivable by a holder of the number of shares of Common Stock of the Company obtainable upon exercise of this Option immediately prior to such event. The provisions of this subsection (b) shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

     8. Method of Exercise.

          8.1 Notice to the Company. The Option shall be exercised in whole or in part by written notice in substantially the form attached hereto as Exhibit A directed to the Company at its principal place of business accompanied by full payment as hereinafter provided of the exercise price for the number of Option Shares specified in the notice.

          8.2 Delivery of Option Shares. The Company shall deliver a certificate for the Option Shares to the Director as soon as practicable after payment therefor.

          8.3 Payment of Purchase Price.

               8.3.1 Cash Payment. The Director shall make cash payments by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company. The Company shall not be required to deliver certificates for Option Shares until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof.

               8.3.2 Cashless Payment. The Company, in its sole discretion, may allow the Director to use Common Stock of the Company owned by him or her to pay the purchase price for the Option Shares by delivery of stock certificates in negotiable form that are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. Shares of Common Stock used for this purpose shall be valued at the Fair Market Value of the Company's Common Stock on the last trading day preceding the date of exercise. "Fair Market Value", unless otherwise required by any applicable provision of the Internal Revenue Code of 1986, as amended, and any successor thereto and the regulations thereunder, means, as of any given date: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on such date, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price for the Common Stock on such date, as reported by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Board of Directors shall determine, in good faith.

               8.3.3 Payment of Withholding Tax. Any required withholding tax may be paid in cash or with Common Stock in accordance with Sections 8.3.1. and 8.3.2.

               8.3.4 Exchange Act Compliance. Notwithstanding the foregoing, the Company shall have the right to reject payment in the form of Common Stock if in the opinion of counsel for the Company, (i) it could result in an event of "recapture" under Section 16(b) of the Securities Exchange Act of 1934; (ii) such shares of Common Stock may not be sold or transferred to the Company; or
(iii) such transfer could create legal difficulties for the Company.

     9. Nonassignability. The Option shall not be assignable or transferable except by will or by the laws of descent and distribution in the event of the death of the Director. No transfer of the Option by the Director by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and such other evidence as the Company may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Option.

     10. Company Representations. The Company hereby represents and warrants to the Director that:

          (i) the Company, by appropriate and all required action, is duly authorized to enter into this Agreement and consummate all of the transactions contemplated hereunder; and

          (ii) the Option Shares, when issued and delivered by the Company to the Director in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

     11. Director Representations. The Director hereby represents and warrants to the Company that:

          (i) he or she is acquiring the Option and shall acquire the Option Shares for his or her own account and not with a view towards the distribution thereof;

          (ii) he or she has received a copy of all reports and documents required to be filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act within the last 24 months and all reports issued by the Company to its stockholders;

          (iii) he or she understands that he or she must bear the economic risk of the investment in the Option Shares, which cannot be sold by him or her unless they are registered under the Securities Act of 1933 (the "Securities Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

          (iv) in his or her position with the Company, he or she has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

          (v) he or she is aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

          (vi) The certificates evidencing the Option Shares shall bear the following legend:

               "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

     12. Restriction on Transfer of Option Shares.

          (a) Anything in this Agreement to the contrary notwithstanding, the Director hereby agrees that he or she shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him or her without registration under the Securities Act, or in the event that they are not so registered, unless (i) an exemption from the Securities Act registration requirements is available thereunder, and (ii) the Director has furnished the Company with notice of such proposed transfer and the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

          (b) Anything in this Agreement to the contrary notwithstanding, the Director hereby agrees that he or she shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him except in accordance with the Company's policy, if any, regarding the regarding the sale and disposition of securities owned by employees and/or directors of the Company.

     13. Miscellaneous.

          13.1 Notices. All notices, requests, deliveries, payments, demands and other communications that are required or permitted to be given under this Agreement shall be in writing and shall be either delivered personally or sent by registered or certified mail, or by private courier, return receipt requested, postage prepaid to the Company at its principal executive office and to the Director at his address set forth below, or to such other address as either party shall have specified by notice in writing to the other. Notice shall be deemed duly given hereunder when delivered or mailed as provided herein.

          13.2 Stockholder Rights. The Director shall not have any of the rights of a stockholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option.

          13.3 Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

          13.4 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by writing executed by the Director and the Company.

          13.5 Binding Effect; Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto and, to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives, any rights, remedies, obligations or liabilities.

          13.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to choice of law provisions); provided, however, that all matters relating to or involving corporate law shall be governed by the Delaware General Corporation Law.

          13.7 Headings. The headings contained herein are for the sole purpose of convenience of reference and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

          IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

INTERCOM SYSTEMS, INC.                  Address: Intercom Systems, Inc.
                                                 111 Village Parkway
                                                 Building #2
                                                 Marietta, Georgia 30067

By: /s/ Robert H. Donehew
   --------------------------------
   Name:  Robert H. Donehew
   Title: Vice President and Treasurer


DIRECTOR:                               Address: c/o Donehew Capital LLC
                                                 111 Village Parckway
                                                 Building #2
/s/ Robert H. Donehew                            Marietta, Georgia 30067
------------------------------------
Robert H. Donehew

                                                                       Exhibit A

                      FORM OF NOTICE OF EXERCISE OF OPTION



-------------------------------
          DATE


Intercom Systems, Inc.
111 Village Parkway
Building #2
Marietta, Georgia 30067
Attention: Board of Directors

          Re:  Purchase of Option Shares

Gentlemen:

     In accordance with my Stock Option Agreement dated as of June 13, 2003 ("Agreement") with Intercom Systems, Inc. (the "Company"), I hereby irrevocably elect to exercise the right to purchase _____ shares of the Company's common stock, par value $.0005 per share ("Common Stock"), which are being purchased for investment and not for resale.

     As payment for my shares, enclosed is (check and complete applicable box[es]):

          [    ] a [personal  check]  [certified  check] [bank check] payable to the order of the Company in the sum of $___________;

          [    ] confirmation of wire transfer in the amount of  $_____________;
                 and/or

          [    ] With the consent of the Company,  a certificate for ____ shares of the Company's Common Stock, free and clear of any encumbrances, duly endorsed, having a Fair Market Value (as such term is defined in my Stock Option Agreement) of $_______.

     I hereby represent, warrant to, and agree with, the Company that:

          (i) I am acquiring the Option Shares for my own account, for investment, and not with a view towards the distribution thereof;

          (ii) I have received a copy of all reports and documents required to be filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934 within the last 24 months and all reports issued by the Company to its stockholders;

          (iii) I understand that I must bear the economic risk of the investment in the Option Shares, which cannot be sold by me unless they are registered under the Securities Act of 1933 (the "Securities Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the Securities Act;

          (iv) I agree that I will not sell, transfer by any means or otherwise dispose of the Option Shares acquired by me hereby except in accordance with Company's policy, if any, regarding the sale and disposition of securities owned by employees and/or directors of the Company;

          (v) in my position with the Company, I have had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

          (vi) I am aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the Securities Act or an exemption therefrom as provided herein; and

          (vii) the certificates evidencing the Option Shares shall bear the following legend:

               "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

Kindly forward to me my certificate at your earliest convenience.

Very truly yours,


------------------------------         ------------------------------
(Signature) (Address)

------------------------------         ------------------------------
(Print Name)

                                       ------------------------------
                                       (Social Security Number)







                                       2